UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OneMain Holdings, Inc.

(Name of Issuer)

COMMON STOCK, par value $0.01 per share

(Title of Class of Securities)

68268W103

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

Copies to:

Sarah Stasny, P.C.

Kirkland & Ellis LLP

601 Lexington Ave.

New York, NY 10022

(212) 446-4800

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. UNIFORM INVESTCO LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,355,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,355,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.37%
14.	Type of Reporting Person PN

1.	Names of Reporting Persons. UNIFORM INVESTCO GP LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,355,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,355,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.37%
14.	Type of Reporting Person OO

1.	Names of Reporting Persons. THE VÄRDE FUND VI-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 533,712
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 533,712

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 533,712
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.39%
14.	Type of Reporting Person PN

1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,907,735
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,907,735

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,907,735
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.41%
14.	Type of Reporting Person PN

1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,317,246
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,317,246

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,317,246
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.97%
14.	Type of Reporting Person PN

1.	Names of Reporting Persons. VÄRDE INVESTMENT PARTNERS G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,758,693
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,758,693

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,758,693
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.77%
14.	Type of Reporting Person OO

1.	Names of Reporting Persons. THE VÄRDE SKYWAY MASTER FUND, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,283,179
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,283,179

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,283,179
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.95%
14.	Type of Reporting Person PN

1.	Names of Reporting Persons. THE VÄRDE SKYWAY FUND G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,283,179
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,283,179

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,283,179
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.95%
14.	Type of Reporting Person OO

1.	Names of Reporting Persons. THE VÄRDE FUND XII (MASTER), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,964,513
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,964,513

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,964,513
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.45%
14.	Type of Reporting Person PN

1.	Names of Reporting Persons. THE VÄRDE FUND XII G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,964,513
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,964,513

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,964,513
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.45%
14.	Type of Reporting Person PN

1.	Names of Reporting Persons. THE VÄRDE FUND XII UGP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,964,513
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,964,513

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,964,513
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.45%
14.	Type of Reporting Person OO

1.	Names of Reporting Persons. VÄRDE CREDIT PARTNERS MASTER, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,510,291
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,510,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,291
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.11%
14.	Type of Reporting Person PN

1.	Names of Reporting Persons. VÄRDE CREDIT PARTNERS G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,510,291
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,510,291

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,510,291
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 1.11%
14.	Type of Reporting Person OO

1.	Names of Reporting Persons. VÄRDE SFLT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,838,892
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,838,892

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,838,892
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.09%
14.	Type of Reporting Person PN

1.	Names of Reporting Persons. THE VÄRDE SPECIALTY FINANCE FUND G.P., L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,838,892
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,838,892

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,838,892
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.09%
14.	Type of Reporting Person PN

1.	Names of Reporting Persons. THE VÄRDE SPECIALITY FINANCE FUND U.G.P., LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,838,892
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,838,892

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,838,892
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.09%
14.	Type of Reporting Person OO

1.	Names of Reporting Persons. VÄRDE PARTNERS, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,355,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,355,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.37%
14.	Type of Reporting Person PN

1.	Names of Reporting Persons. VÄRDE PARTNERS, INC.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,355,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,355,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.37%
14.	Type of Reporting Person CO

1.	Names of Reporting Persons. GEORGE G. HICKS
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,355,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,355,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,355,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.37%
14.	Type of Reporting Person IN

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of OneMain Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 601 N.W. Second Street, Evansville, IN 47708.

ITEM 2. IDENTITY AND BACKGROUND

This Statement on Schedule 13D is filed jointly by

(i)	Uniform InvestCo LP, a Delaware limited partnership (“InvestCo”);

(ii)	Uniform InvestCo GP LLC, a Delaware limited liability company (“InvestCo GP”), the general partner of InvestCo;

(iii)	The Värde Fund VI-A, L.P., a Delaware limited partnership (“Fund VI”);

(iv)	Värde Investment Partners, L.P., a Delaware limited Partnership (“VIP”);

(v)	Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership (“VIP Offshore”);

(vi)	Värde Investment Partners G.P., LLC, a Delaware limited liability company (“VIP GP”), the general partner of Fund VI, VIP and VIP Offshore;

(vii)	The Värde Skyway Master Fund, L.P., a Cayman Islands exempted limited partnership (“Skyway”);

(viii)	The Värde Skyway Fund G.P., LLC, a Delaware limited liability company (“Skyway GP”), the general partner of Skyway;

(ix)	The Värde Fund XII (Master), L.P., a Delaware limited partnership (“Fund XII”);

(x)	The Värde Fund XII G.P., L.P., a Delaware limited partnership (“Fund XII GP”), the general partner of Fund XII;

(xi)	The Värde Fund XII UGP, LLC, a Delaware limited partnership (“Fund XII UGP”), the general partner of Fund XII GP;

(xii)	Värde Credit Partners Master, L.P., a Cayman Islands exempted limited partnership (“Credit Partners”);

(xiii)	Värde Credit Partners G.P., LLC, a Delaware limited liability company (“Credit Partners GP”), the general partner of Credit Partners;

(xiv)	Värde SFLT, L.P., a Cayman Islands exempted limited partnership (“SFLT”);

(xv)	The Värde Specialty Finance Fund G.P., L.P., a Cayman Islands exempted limited partnership (“SFLT GP”), the general partner of SFLT;

(xvi)	The Värde Specialty Finance Fund U.G.P., LLC, a Cayman Islands limited liability company (“SFLT UGP”), the general partner of SFLT GP;

(xvii)	Värde Partners, L.P., a Delaware limited partnership (“Managing Member”), the managing member of VIP GP, Skyway GP, Fund XII UGP, Credit Partners GP and SFLT UGP;

(xviii)	Värde Partners, Inc., a Delaware corporation (“General Partner”), the general partner of the Managing Member and InvestCo GP; and

(xix)	Mr. George G. Hicks (“Mr. Hicks”), the chief executive officer of the General Partner.

The foregoing are referred to herein collectively as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, dated as of July 3, 2018, a copy of which is attached hereto as Exhibit D.

The principal address for each of the Reporting Persons is 901 Marquette Ave. S., Suite 3300, Minneapolis, MN 55402.

For Mr. Hicks, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is: Chief Executive Officer, Värde Partners, Inc., 901 Marquette Ave S., Suite 3300, Minneapolis, MN 55402. The principal business of each of the other Reporting Persons is direct or indirect investment in financial assets.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of the General Partner and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Mr. Hicks is a citizen of the United States. Each of the other Reporting Persons is organized in the State of

Delaware except VIP Offshore, Skyway, Credit Partners, SFLT, SFLT GP and SFLT UGP, which are organized under the laws of the Cayman Islands. Each of the executive officers and directors identified on Appendix A to Item 2 hereto are U.S. citizens other than Mr. Carstairs, who is a citizen of Australia and the United Kingdom, Mr. Haroon, who is a citizen of the United States and the United Kingdom, Mr. Noel, who is a citizen of the United States and the United Kingdom, Mr. Naglieri and Mr. Milone, who are citizens of Italy.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

InvestCo through its ownership interest in OMH Holdings, L.P., a Delaware limited partnership (“Holdings”), acquired a beneficial interest in the shares of the Common Stock held by Holdings on June 25, 2018 (the “Closing”), upon the closing of the transactions contemplated by the Share Purchase Agreement, dated January 3, 2018 (the “Purchase Agreement”), by and among Holdings, Springleaf Financial Holdings, LLC, a Delaware limited liability company (“SFH” or “Seller”), and the Issuer.

Pursuant to the Purchase Agreement, Seller agreed to sell to Holdings and Holdings agreed to purchase from Seller, a total of 54,937,500 shares of Issuer Common Stock owned by Seller (the “Purchased Shares”), which represents approximately 40.5% of the outstanding shares of Issuer Common Stock, as of March 9, 2018, at a purchase price per share of $26.00, for an aggregate purchase price of approximately $1,428,375,000 in cash. Through its interest in Holdings, InvestCo has an indirect interest in 11,355,568 shares of Issuer’s Common Stock, which represents approximately 8.37% of the outstanding shares of Issuer’s Common Stock. As contemplated by the Purchase Agreement, effective as of the Closing:

•	the size of the Board (as defined below) was increased to nine (9) directors;

•	three (3) of the then-existing directors of the Board, who are Wesley R. Edens, Douglas L. Jacobs and Ronald M. Lott, resigned;

•	Matthew R. Michelini, Peter B. Sinensky, Marc E. Becker, Aneek S. Mamik, Valerie Soranno Keating and Richard A. Smith were appointed as members of the Board; and

•	Jay N. Levine was appointed as Chairman of the Board.

The foregoing description of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2018, and which is filed herewith as Exhibit A and incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

All of the shares of Common Stock that are held of record by Holdings and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through representation on the Issuer’s board of directors (the “Board”) and through certain rights pursuant to the Amended and Restated Stockholders Agreement and Letter Agreement described below in Item 6 and included hereto as Exhibits B and Exhibit C, respectively. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law and the Amended and Restated Stockholders Agreement and Letter Agreement. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board or other third parties regarding such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Holdings is the record owner of an aggregate of 54,937,500 shares of the Issuer’s Common Stock, which represents approximately 40.5% of the Issuer’s outstanding Common Stock. Through its interest in Holdings, InvestCo has a beneficial interest in 11,355,568 shares of Issuer’s Common Stock, which represents approximately 8.37% of the outstanding shares of Issuer’s Common Stock. Each of Fund VI, VIP, VIP Offshore, Skyway, Fund XII, Credit Partners and SFLT own an interest in Uniform Topco LP. Uniform InvestCo Holdings Sarl, a wholly-owned subsidiary of Uniform Topco LP, and InvestCo GP own 99.99% and 0.01%, respectively, of the outstanding partnership interests of InvestCo. Each Reporting Person disclaims beneficial ownership of any shares of the Issuer’s Common Stock owned of record by Holdings, in each case, except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a) See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference. The percentage of Common Stock reported as beneficially owned by each Reporting Person is based on 135,678,509 shares of Common Stock outstanding as of March 9, 2018, based upon information provided in the Form 14F-1 filed by the Issuer with the SEC on May 22, 2018.

(b) By virtue of the provisions of the Letter Agreement that grant certain rights to certain limited partners of Holdings regarding the election of the Board and the acquisition and transfer of shares of Common Stock, as described in Item 6, the Reporting Persons may be deemed to be members of a “group” with, and may be deemed to have or share indirect voting power over any shares of Common Stock acquired directly by the limited partners affiliated with Apollo Management Holdings GP, LLC (such limited partners, the “Apollo Partner”). The Reporting Persons expressly disclaim the existence of a group with the Apollo Partner or any beneficial ownership of any shares held of record by the Apollo Partner and the number of shares reported in the cover pages as shared voting power does not include any of those shares of Common Stock. In the aggregate, any group formed thereby would beneficially own the shares of Common Stock owned by Holdings as well as the shares of Common Stock acquired directly by the Apollo Partner, if any. The beneficial ownership of the Apollo Partner has been reported separately on a Schedule 13D filed with the Securities and Exchange Commission on July 3, 2018.

(c) None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D, except as described in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Amended and Restated Stockholders Agreement

General

In connection with the Purchase Agreement, the Issuer and Holdings have entered into an Amended and Restated Stockholders Agreement (the “Amended and Restated Stockholders Agreement”) at the Closing. As discussed further below, the Amended and Restated Stockholders Agreement provides certain rights to Holdings with respect to the designation of directors for nomination and election to the Board, as well as registration rights for certain of the Issuer’s securities beneficially owned, directly or indirectly, by Holdings and its affiliates and permitted transferees.

Board Representation

Immediately following the Closing, the Board was expanded to nine directors. Following the Closing, for so long as Holdings (together with any Permitted Transferees (as defined in the Amended and Restated Stockholders Agreement) (Holdings and any Permitted Transferees, collectively the “Stockholders”)) beneficially owns:

•	at least 33% of the outstanding shares of the Issuer’s Common Stock and other securities of the Issuer entitled to vote generally in the election of directors of the Issuer (together, the “Company Securities”), Holdings will be entitled to designate a number of directors equal to the majority of the Board, plus one director and in these circumstances the majority of the directors of the Board shall be independent, as defined by the Amended and Restated Stockholders Agreement (the “Independent Directors”);

•	less than 33%, but at least 20%, of the Company Securities, Holdings will be entitled to designate a number of directors equal to the majority of the Board, minus one director, unless the Board consists of six or fewer directors, in which case, Holdings shall be entitled to designate two directors to the Board;

•	less than 20%, but at least 10%, of the Company Securities, Holdings will be entitled to designate a number of directors proportional to its interest (rounded up to the nearest whole number), unless the Board consists of six or fewer directors, in which case, Holdings shall be entitled to designate two directors to the Board; and

•	less than 10%, but at least 5%, of the Company Securities, Holdings will be entitled to designate a number of directors proportional to its interest (rounded up to the nearest whole number), unless the Board consists of six or fewer directors, in which case, Holdings shall be entitled to designate one director to the Board.

Holdings’ right to nominate directors to the Board may not be transferred to a subsequent third-party acquirer of its shares of the Company Securities. The size of the Board may not be decreased from nine directors without approval of the Independent Directors. The Issuer covenants to take all reasonable actions to cause to be elected, and to continue in office, such nominees of Holdings.

Voting Obligations

Holdings shall refrain from taking any action to remove, or voting in favor of the removal, from the Board, prior to the expiration of their existing term, three of the directors who are currently serving on the Board and who will remain on the Board following the Closing, in each case other than for cause.

Standstill Provisions

The “Standstill Period” shall mean the period beginning on the date the Amended and Restated Stockholders Agreement is executed and ending on the earlier of (i) two years from January 3, 2018 or (ii) such time as the Stockholders collectively have beneficial ownership of less than 20% of the Company Securities. The Stockholders agree that, during the Standstill Period, they shall not, and shall cause certain of their affiliates (such affiliates, “Controlled Affiliates”), and shall direct their representatives acting at their direction, and shall cause their affiliates’ representatives acting at such affiliates’ direction, not to, directly or indirectly, as part of a “group” (as such term is applied under Section 13(d) of the Exchange Act), effect, or enter into any agreement to effect, (x) any acquisition of any Company Securities, or rights or options to acquire any Company Securities, in each case, whether or not any of the foregoing may be acquired or obtained immediately or only after the passage of time or upon the satisfaction of one or more conditions pursuant to any agreement, arrangement or understanding or otherwise or (y) any tender or exchange offer, consolidation, business combination, acquisition, merger or other extraordinary transaction involving the Issuer or a material portion of the assets of the Issuer, in each case without the approval of the majority of the Independent Directors who are disinterested and independent under Delaware law (the “Disinterested Directors”), set forth in the Amended and Restated Stockholders Agreement. Beginning six months after the Closing, the Stockholders may purchase additional shares of Company Securities so that the Stockholders own, in the aggregate (including Company Securities previously owned by Holdings and its affiliates), up to a maximum beneficial ownership of the Company Securities having 52% of the voting power of the Issuer.

Until the third anniversary of January 3, 2018, each Stockholder agrees that it shall not, and shall cause each of its affiliates not to, directly or indirectly, alone or in concert with any other person, engage in any “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act without the approval of the majority of the Disinterested Directors.

Matters Reserved for Approval of the Disinterested Directors

For as long as the Stockholders have beneficial ownership of at least 20% of the Company Securities, the following actions shall require the approval of the majority of the Disinterested Directors:

•	any transaction or series of transactions between any Stockholder or any of their respective affiliates, on the one hand, and the Issuer or any of its subsidiaries, on the other hand, that could reasonably be expected to have a value in excess of $30,000,000 (other than ordinary course purchases of asset-backed securities from the Issuer or any of its subsidiaries on arms-length, market terms in an amount not exceeding $500,000,000 in any transaction);

•	any enforcement or waiver of the rights of the Issuer or any of its subsidiaries under any agreement between the Issuer or any of its subsidiaries, on the one hand, and any Stockholder or any of their respective affiliates, on the other hand; and

•	any management, monitoring, service, transaction or other similar fee payable to any Stockholder or any of their respective affiliates.

Until the second anniversary of January 3, 2018, each Stockholder agrees that it shall not transfer (or enter into an agreement to transfer), record or beneficial ownership of any Company Securities to a person or “group” (as defined in Section 13(d)(3) of the Exchange Act) without the approval of the majority of the Disinterested Directors (for the avoidance of doubt, without limiting transfers between Holdings and its affiliates). The Disinterested Directors may additionally approve the actions requiring Disinterested Director approval as described in “Standstill Provisions” above.

Registration Rights

Following 180 days after the Closing, the Stockholders will be entitled to customary demand and “piggyback” registration rights, subject to customary underwriter cutbacks. The Issuer has also agreed to indemnify Holdings in connection with its investment in the Issuer and any registered resales.

Termination

The Amended and Restated Stockholders Agreement will automatically terminate on the date the Stockholders beneficially own less than one percent (1%) of the voting power of the Issuer.

The foregoing description of the Amended and Restated Stockholders Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Stockholders Agreement, which has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on June 25, 2018.

The Amended and Restated Stockholders Agreement is included as Exhibit B to this Schedule 13D, and is incorporated herein by reference.

Letter Agreement

On June 25, 2018, Apollo Uniform GP, LLC, a Delaware limited liability company (“Uniform GP”), and the limited partners of Holdings (collectively with Uniform GP, the “Partners”), including InvestCo, executed a letter agreement (the “Letter Agreement”). Certain provisions of the Letter Agreement grant certain rights to the limited partners regarding election of the Board and the acquisition and transfer of the shares of Common Stock. Capitalized terms used herein but not otherwise defined have the meanings assigned thereto in the Letter Agreement.

Preemptive Rights

The Letter Agreement provides each limited partner a preemptive right to purchase its pro rata share of any new securities that the Issuer or any of its subsidiaries proposes to issue to Holdings (in which case, the preemptive right would be on a look-through basis), Apollo VIII Uniform Investor, L.P. or Apollo Structured Credit Recovery Master Fund IV LP.

Election of Directors

The Letter Agreement provides that the Partners shall take, and shall cause Holdings to take, all actions necessary or appropriate (including voting all of the voting stock of the Issuer held by any such Partner and causing Holdings to vote all of the voting stock of the Issuer held by it, as applicable) to cause the Board (A) to consist of 10 or fewer members, (B) to cause each member of the Board to have the right to exercise one vote on each matter submitted to the Board for a vote and (C) to include the nominees designated by the Apollo Partner and by InvestCo. As long as Holdings has the right under the Amended and Restated Stockholders Agreement to designate one or more director nominees, if InvestCo and its permitted transferees own, in the aggregate, directly or indirectly through Holdings, at least 5% of the Issuer’s voting stock, Uniform GP must take, and shall cause Holdings to take, all actions reasonably necessary (A) to cause the Issuer to nominate one person designated by InvestCo as a director nominee (any such Person that is elected as a Director, the “Värde Director”), (B) to cause the Board to appoint the Värde Director to serve on all committees of the Board (provided, that the Värde Director satisfies the requirements of applicable law required to serve on each such committee) and (C) to ensure that, consistent with the other members of the Board, the Värde Director has the right to exercise one vote on each matter submitted to the Board for a vote. Uniform GP will nominate the balance of the director nominees that Holdings has the right to nominate (any such person that is nominated by Uniform GP and elected as a director, an “Apollo Director”). If, at any time, InvestCo and its permitted transferees, in the aggregate, cease to own, directly or indirectly through Holdings, at least 5% of the Issuer’s voting stock, Uniform GP must take, and shall cause Holdings to take, all actions reasonably necessary to remove the Värde Director from the Board and, if applicable, to replace such Värde Director with an Apollo Director. Similar rights are provided to InvestCo to designate a non-voting board observer to the extent Holdings has the right to appoint such observers and InvestCo continues to own any of the Issuer’s voting stock.

Each Partner agreed in the Letter Agreement that it shall not take any action, and shall cause it affiliates not to take any action, that would result in the designation, election, removal or replacement of any Värde Director or Apollo Director except as provided for in the Letter Agreement.

Lock-Up Agreement

The Letter Agreement prohibits the limited partners of Holdings from transferring any shares of the Issuer’s Common Stock owned by them (the “Lock-Up Restrictions”), except pursuant to a “Permitted OMH Share Transfer”, as defined in the Letter Agreement, or pursuant to the rights of first offer or tag-along rights provided under the Letter Agreement, unless the transfer is approved by Uniform GP. The Lock-Up Restrictions will no longer apply when Holdings no longer has the right to appoint a majority of the Board pursuant to the Amended and Restated Stockholders Agreement, in which case InvestCo will have the right to request that Holdings deliver to it, or to a Permitted OMH Share Transferee (as defined in the Letter Agreement), InvestCo’s pro rata share of the Issuer’s Common Stock held by Holdings (the “Värde Pro Rata Share”), which OMH Shares will not be subject to the Lock-Up Restrictions.

Rights of First Offer and Tag-Along Rights

The Letter Agreement provides the Apollo Partner and InvestCo customary rights of first offer and tag-along rights in connection with proposed transfers of shares of the Issuer’s Common Stock held by a transferring Partner.

Rights in Connection with Acquisitions of the Issuer

Except in connection with a potential acquisition of the Issuer that, if consummated, would meet or exceed a specified internal rate of return (the “Preapproved IRR Threshold”), InvestCo will have the right not to participate in any transfer of the Issuer’s shares by Holdings. Upon receipt of a request by InvestCo, and prior to consummating such proposed transfer, Holdings must distribute the Värde Pro Rata Share in-kind to InvestCo. Similarly, in the event of a potential acquisition of the Issuer or of all or substantially all of its assets that, if consummated, would not meet or exceed the Preapproved IRR Threshold, Uniform GP must take all actions necessary to cause Holdings to vote or tender in any tender offer, as applicable, the Värde Pro Rata Share in the manner directed by InvestCo.

The Letter Agreement is included as Exhibit C to this Schedule 13D and is incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

Exhibit A	Share Purchase Agreement, dated as of January 3, 2018, by and among OneMain Holdings, Inc., OMH Holdings, L.P., and Springleaf Financial Holdings, LLC (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on January 4, 2018 and incorporated herein in its entirety by reference).

Exhibit B	Amended and Restated Stockholders Agreement, dated as of June 25, 2018, by and among OneMain Holdings, Inc. and OMH Holdings, L.P. (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36129) filed with the Securities and Exchange Commission on June 25, 2018 and incorporated herein in its entirety by reference).

Exhibit C	Letter Agreement, dated as of June 25, 2018, by and among Apollo Uniform GP, LLC, Uniform InvestCo LP, Uniform Co-Invest, L.P., Apollo VIII Uniform Investor, L.P. and Apollo Structured Credit Recovery Master Fund IV LP.

Exhibit D	Joint Filing Agreement, dated as of July 3, 2018, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2018

UNIFORM INVESTCO LP

By: Uniform InvestCo GP LLC, its General Partner
By: Värde Partners, Inc., its Manager

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

UNIFORM INVESTCO GP LLC

By: Värde Partners, Inc., its Manager

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

THE VÄRDE FUND VI-A, L.P.

By: Värde Investment Partners G.P., LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.

By: Värde Investment Partners G.P., LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.

By: Värde Investment Partners G.P., LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

VÄRDE INVESTMENT PARTNERS G.P., LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

THE VÄRDE SKYWAY MASTER FUND, L.P.

By: The Värde Skyway Fund G.P., LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

THE VÄRDE SKYWAY FUND G.P., LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

THE VÄRDE FUND XII (MASTER), L.P.

By: The Värde Fund XII G.P., L.P., its General Partner
By: The Värde Fund XII UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

THE VÄRDE FUND XII G.P., L.P.

By: The Värde Fund XII UGP, LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

THE VÄRDE FUND XII UGP, LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

VÄRDE CREDIT PARTNERS MASTER, L.P.

By: Värde Credit Partners G.P., LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

VÄRDE CREDIT PARTNERS G.P., LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

VÄRDE SFLT, L.P.

By: The Värde Specialty Finance Fund G.P., L.P., its General Partner
By: The Värde Specialty Finance Fund U.G.P., LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

THE VÄRDE SPECIALTY FINANCE FUND G.P., L.P.

By: The Värde Specialty Finance Fund U.G.P., LLC, its General Partner
By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

THE VÄRDE SPECIALTY FINANCE FUND U.G.P., LLC

By: Värde Partners, L.P., its Managing Member
By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

VÄRDE PARTNERS, L.P.

By: Värde Partners, Inc., its General Partner

By: /s/ David A. Marple
Name: David A. Marple
Title: General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of the General Partner. Except as noted below, the business address of each of the below individuals is 901 Marquette Ave S, Suite 3300, Minneapolis, MN 55402.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted

George G. Hicks	Principal of Värde Partners, Inc.

Marcia L. Page	Principal of Värde Partners, Inc.

Jeremy D. Hedberg	Principal of Värde Partners, Inc.

Bradley P. Bauer	Principal of Värde Partners, Inc.

Rick J. Noel	Principal of Värde Partners, Inc., 50 New Bond Street, Level 2, London, England W1S 1BJ

Andrew P. Lenk	Principal of Värde Partners, Inc.

Ilfryn C. Carstairs	Principal of Värde Partners, Inc., 6 Battery Road #15-05, Singapore 049909

Ali M. Haroon	Principal of Värde Partners, Inc., 6 Battery Road #15-05, Singapore 049909

David A. Marple	Principal of Värde Partners, Inc.

Giuseppe Naglieri	Principal of Värde Partners, Inc., 50 New Bond Street, Level 2, London, England W1S 1BJ

Timothy J. Mooney	Principal of Värde Partners, Inc., 50 New Bond Street, Level 2, London, England W1S 1BJ

Brian Schmidt	Principal of Värde Partners, Inc.

Jonathan Fox	Principal of Värde Partners, Inc., 50 New Bond Street, Level 2, London, England W1S 1BJ

Katie S. Kloster	Chief Compliance Officer of Värde Partners, Inc.

Brendan Albee	Chief Operating Officer of Värde Partners, Inc.

Scott Hartman	Principal of Värde Partners, Inc.

Francisco Milone	Principal of Värde Partners, Inc., 50 New Bond Street, Level 2, London, England W1S 1BJ